UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                               GENSIA SICOR INC.
-----------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, $.01 par value per share
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                        (Title of Class of Securities)

                                 372450 10  6
                                (CUSIP Number)
                          ---------------------------
                                  Carlo Salvi
                 SICOR-Societa Italiana Corticosteroidi S.p.A.
                               Via Terrazzano 77
                               20017 Rho, Milan
                                     Italy
                               011-39-2-930-3981
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         (Name, Address and Telephone Number of Person Authorized
                 to Receive Notices and Communications)

                                  Copies to:
                                  Alan Klein
                          Simpson Thacher & Bartlett
                                99 Bishopsgate
                           London EC2M 3YH, England
                              011-44-171-422-4000

                                 July 8, 1997
                          ---------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  372450 10 6                 13D

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          RAKEPOLL FINANCE N.V.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|
                                                                      (b) |_|
          JOINT FILING

 3   SEC USE ONLY


 4   SOURCE OF FUNDS

          OO

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   |_|

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          NETHERLANDS ANTILLES

              7    SOLE VOTING POWER
 NUMBER OF
   SHARES             29,500,000
BENEFICIALLY
  OWNED BY    8    SHARED VOTING POWER
    EACH
  REPORTING           NONE
   PERSON
    WITH      9    SOLE DISPOSITIVE POWER

                      29,500,000

             10    SHARED DISPOSITIVE POWER

                      NONE

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          29,500,000

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          39.7%

 14  TYPE OF REPORTING PERSON

          CO

CUSIP No.  372450 10 6                 13D


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          KARBONA INDUSTRIES LTD.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|
                                                                      (b) |_|
          JOINT FILING

 3   SEC USE ONLY


 4   SOURCE OF FUNDS

          OO

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   |_|


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          BAHAMAS

              7    SOLE VOTING POWER
  NUMBER OF
   SHARES             29,500,000
BENEFICIALLY
   OWNED BY   8    SHARED VOTING POWER
    EACH
  REPORTING           NONE
   PERSON
    WITH      9    SOLE DISPOSITIVE POWER

                      29,500,000

              10   SHARED DISPOSITIVE POWER

                      NONE

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          29,500,000

 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          39.7%

 14  TYPE OF REPORTING PERSON

          HC

CUSIP No.  372450 10 6                 13D


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          CARLO SALVI

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|
                                                                      (b) |_|
          JOINT FILING

 3   SEC USE ONLY


 4   SOURCE OF FUNDS

          OO, PF

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   |_|


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          SWITZERLAND

              7    SOLE VOTING POWER
 NUMBER OF
   SHARES             30,090,000
BENEFICIALLY
  OWNED BY    8    SHARED VOTING POWER
   EACH
REPORTING             NONE
  PERSON
   WITH       9    SOLE DISPOSITIVE POWER

                      30,090,000

             10    SHARED DISPOSITIVE POWER

                      NONE

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          30,090,000

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          40.5%

 14  TYPE OF REPORTING PERSON

          IN

                       STATEMENT PURSUANT TO RULE 13d-1

                                    OF THE

                         GENERAL RULES AND REGULATIONS

                                   UNDER THE

                  SECURITIES EXCHANGE ACT OF 1934, AS AMENDED


          Item 2 and Schedule I of the statement on Schedule 13D filed jointly on March 10, 1997 (as amended from time to time, this "Schedule 13D") pursuant to Rule 13d-1 promulgated under Section 13(d) of the Securities Exchange Act of 1934 by Rakepoll Finance N.V., Karbona Industries Ltd. and Carlo Salvi are hereby amended by adding to such item and schedule the information set forth below. Unless stated otherwise, capitalized terms have the meanings previously set forth in this Schedule 13D.


Item 2.   Identity and Background.

          (a) - (c), (f)   Pursuant to a meeting of the Board of Directors of
Rakepoll Finance held July 8, 1997, such Board accepted the resignations of Messrs. Jerome van Zuylen and Reginald Schotborgh as Managing Directors of Rakepoll Finance and appointed in their stead Messrs. Antonius Knipping and Jeroen Eichhorn. The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each of Messrs. Knipping and Eichhorn are set forth on Schedule I hereof and are incorporated herein by reference.

          In addition, as of August 1, 1997, the principal business and principal office address of Rakepoll Finance has been changed to:

     Rakepoll Finance N.V.
     Caracasbaaiweg 201
     P.O. Box 6085
     Curacao, Netherlands Antilles

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                         RAKEPOLL FINANCE N.V.

                                         By:  /s/ Carlo Salvi
                                              ---------------------------
                                              Name: Carlo Salvi
                                              Title: Chairman of the Board


DATED:  August 21, 1997

                                                                    SCHEDULE I


                         DIRECTORS OF RAKEPOLL FINANCE N.V.


          Set forth below is the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship of each of Messrs. Knipping and Eichhorn.


Name, Citizenship and        Present Principal     Name, Principal Business
Position with Rakepoll       Occupation or         and Address of Corporation
Finance                      Employment            or Organization in Which
                                                   Such Employment is Conducted

Antonius Knipping (Dutch),   Managing Director     Amicorp N.V.
Managing Director            Amicorp N.V.          Caracasbaaiweg 199
                                                   P.O. Box 6050
                                                   Curacao, Netherlands
                                                   Antilles

Jeroen Eichhorn (Dutch),     Managing Director/    Amicorp N.V.
Managing Director              Attorney-at-Law,    Caracasbaaiweg 199
                             Amicorp N.V.          P.O. Box 6050
                                                   Curacao, Netherlands
                                                   Antilles